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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                              TUA (No. 11) Pty Ltd.
                             Level 49, Rialto Towers
                    525 Collins Street, Melbourne, Australia
                    ----------------------------------------
                        (Name of foreign utility company)





                            Texas Utilities Company
                    -----------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                February 17, 1999

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         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that TUA No. 11 Pty Ltd ("TUA No. 11") is, and on behalf of TUA No. 11 claims status for TUA No. 11 as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act. TUA No. 11 is an indirect wholly owned subsidiary company of the Company. TUA No. 11 intends to acquire all of the assets of Kinetik Energy Pty Ltd, an Australian company.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is TUA No. 11, a public company incorporated in the State of Melbourne, Australia, the business address of which is Level 49, Rialto Towers, 525 Collins Street, Melbourne, Australia.

         TUA No. 11 has entered into an agreement whereby, upon closing, TUA No. 11 will buy the rights to provide natural gas to approximately 397,900 customers currently held by Kinetik Energy Pty Ltd ("Kinetik"), an Australian company. Kinetik is currently wholly owned by the Melbourne Government. Although neither Kinetik nor TUA No. 11 currently owns any assets to be used for the distribution at retail of natural or manufacturer gas, TUA No. 11 may, in the future, desire to purchase such assets.

         Upon closing of the acquisition, TUA No. 11 intends to change its name to Kinetik Energy Pty Ltd.


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TUA (NO. 11) PTY LTD  - PAGE 2


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ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF
APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         TUA No. 11, an indirect wholly-owned subsidiary of the Company intends to acquire all of the assets of Kinetik Energy Pty Ltd ("Kinetik"). The domestic associate public-utility companies of TUA No. 11 are Texas Utilities Electric Company ("TU Electric"), Southwestern Electric Service Company ("SESCO"), ENSERCH Corporation ("ENSERCH"). The only relationship among TU Electric, SESCO, ENSERCH and TUA No. 11 will be that their ultimate holding company is the Company. The Company directly owns all of the outstanding voting stock of TU Electric and ENSERCH and indirectly owns all the outstanding voting stock of SESCO. TU Electric will not pay any portion of the purchase price for the acquisition of the Kinetik assets. SESCO will not pay any portion of the purchase price for the acquisition of the Kinetik assets. ENSERCH will not pay any portion of the purchase price for the acquisition of the Kinetik assets.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(A)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         A true and correct copy of the Public Utility Commission of Texas certification letter dated June 25, 1998 is incorporated herein by reference as Exhibit A-1. The Railroad Commission of Texas certification letter dated February 4, 1998, filed previously with the Commission on or about February 17, 1998, is incorporated herein by reference and a true and correct copy is attached hereto as Exhibit A-2. The Railroad Commission of Texas certification letter was expressly made applicable to all future foreign utility company ventures in which Texas Utilities Company or its subsidiaries may seek to obtain an ownership interest.


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        TEXAS UTILITIES COMPANY

                                        By: /s/ PETER B. TINKHAM
                                            ------------------------------------
                                            Peter B. Tinkham
                                            Secretary/Assistant Treasurer

Date:    February 17, 1999.

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TUA (NO. 11) PTY LTD  - PAGE 3


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                               INDEX TO EXHIBITS

Exhibit Number                       Description
--------------                       -----------
    99 A-1                   Public Utility Commission of Texas
    99 A-2                   Railroad Commission of Texas